UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
SEP 26 2005
199
SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-20900

COMPUWARE CORPORATION ESOP/401(k) PLAN

(Full title of the plan)


05067311

Compuware Corporation
One Campus Martius
Detroit, Michigan 48226

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70549 on Form S-8 of Compuware Corporation of our report dated August 9, 2005 appearing in this Annual Report on Form 11-K of Compuware Corporation ESOP/401(k) Plan for the year ended March 31, 2005.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

South Bend, Indiana
September 22, 2005

Compuware Corporation ESOP/401(k) Plan

Financial Statements as of and for the Years Ended March 31, 2005 and 2004, Supplemental Schedule as of March 31, 2005 and Independent Auditors' Report

COMPUWARE CORPORATION ESOP/401(k) PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Compuware Corporation
ESOP/401(k) Plan

Date: September 24, 2005

By: *Laura L. Fournier*

Laura L. Fournier
Senior Vice President and
Chief Financial Officer


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Compuware Corporation ESOP/401(k) Plan
Detroit, Michigan

We have audited the accompanying statement of net assets available for benefits of Compuware Corporation ESOP/401(k) Plan (the Plan) as of March 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

South Bend, Indiana
August 9, 2005

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments—at fair value:		
Common Stock—Compuware Corporation	$ 90,397,917	$ 97,791,119
Common Stock—Bank One	-	3,220,023
Commingled Pool - Fidelity U.S. Equity Index	58,318,509	59,108,328
Mutual Funds:		
Short-term securities	33,650,142	32,288,934
Bonds (government and corporate)	34,740,730	32,763,552
Equity	207,342,897	192,368,020
Real estate	7,041,601	4,348,257
Participant loans	3,837,262	3,890,908
Total investments	435,329,058	425,779,141
Employer's contribution receivable	-	4,872,152
Other receivable	15,189	89,301
NET ASSETS AVAILABLE FOR BENEFITS	$ 435,344,247	$ 430,740,594

The accompanying notes are an integral part of the financial statements.

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED MARCH 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Investment income:		
Interest and dividends	$ 6,628,756	$ 5,243,089
Net appreciation (depreciation) in fair value of Compuware Corporation common stock	(3,896,592)	55,690,901
Net appreciation (depreciation) in fair value of Bank One common stock	(170,531)	1,605,945
Net appreciation in fair value of Fidelity U.S. Equity Index Commingled Pool	3,782,170	3,261,823
Net appreciation in fair value of Mutual Funds	7,694,002	66,009,496
Total investment income	14,037,805	131,811,254
Contributions:		
Employee	30,829,793	32,859,082
Employer	0	4,872,152
Participant rollover	3,189,587	1,601,591
Total contributions	34,019,380	39,332,825
Total additions	48,057,185	171,144,079
REDUCTIONS IN NET ASSETS ATTRIBUTABLE TO:		
Benefits paid to participants	43,435,650	30,099,853
Administrative and other expenses	17,882	13,180
Total reductions	43,453,532	30,113,033
NET INCREASE	4,603,653	141,031,046
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	430,740,594	289,709,548
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 435,344,247	$430,740,594

The accompanying notes are an integral part of the financial statements.

COMPUWARE CORPORATION ESOP/401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2005 AND 2004

1. GENERAL DESCRIPTION OF THE PLAN

The following description of the Compuware Corporation (the "Company") ESOP/401(k) Plan (the "Plan") provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan ("ESOP") and a 401(k) Plan. The assets for both features are combined in a common trust. All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive the discretionary employer ESOP contribution. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Compuware has entered into a trust agreement with Fidelity Management Trust Company ("Fidelity") appointing Fidelity to act as trustee of the Plan.

Contributions—ESOP—Employer contributions to the ESOP are at the discretion of the Company's Board of Directors, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both and are valued based upon the quoted market price of the Company common stock on the date of contribution. During the 2005 Plan year, the Company's Board of Directors determined not to make an ESOP contribution. All employer contributions made during the 2004 Plan year were in the form of Company stock. If an ESOP contribution is ever made in cash, the cash will be applied to the purchase of Compuware stock.

Contributions—401(k)—Participants in the Plan may elect to defer up to 75% of their pay per pay period on a pre-tax basis, and up to 10% of their pay per pay period on an after-tax basis, with a combined maximum limit of 85% for investment in the Plan. The amount of pay deferral contributions for each participant is limited to $14,000 during the 2005 calendar year and $13,000 during the 2004 calendar year based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make additional pre-tax "catch-up" contributions in accordance with the provisions of Code Section 414(v). The maximum annual catch-up contribution is $4,000 for 2005 and $3,000 for 2004.

Participants' Accounts—ESOP—Company contributions to the ESOP are allocated to eligible individual participant accounts based on each participant's fiscal year compensation as a percentage of aggregate fiscal year compensation of all participants. These amounts are not subject to the individual participants' investment direction until the contribution has been allocated to the pariticipant's account for at least two years, and the participant is fully vested.

Participants' Accounts—401(k)—All Plan withholdings contributed to the Plan are deposited in each participant's account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants' accounts based on the actual earnings of the investment funds selected by the participants.

Vesting—ESOP—Participants are vested based on the number of years of service. Vesting begins after three years of service, with full vesting occurring after seven years of service. In any year in which the Plan becomes top heavy, vesting begins after two years of service, with full vesting after six years.

Vesting—401(k)—All participant contributions and earnings thereon are fully vested.

Forfeited Accounts—During the Plan year March 31, 2005 and 2004, forfeited nonvested accounts totaled $1,367,117 and $2,417,638. These accounts are allocated to remaining participants in the same manner as Company ESOP contributions.

Participant Loans—Participants may have only two outstanding loans at any time (one from the ESOP allocations and one from the remaining portion of their 401(k) Plan account, excluding certain amounts from plan mergers). The minimum loan amount is $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested 401(k) and ESOP source balance minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan administrator (the Company) quarterly to be 1% above the Prime Interest Rate. Interest rates on loans currently outstanding range from 5% to 10.75%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity's Loan Coupon Service for hourly and terminated employees. Effective January 2, 2004, participants are charged $35 to initiate a Plan loan with a quarterly maintenance fee of $3.75 for each outstanding loan.

Payment of Benefits—On termination of service due to death, disability, retirement or other reasons, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Investment Valuation—The Plan's investments are stated at fair value (based on quoted market prices) as of the financial statement date, which represent net asset value of shares held by the Plan at year-end. The Plan's investment in Company stock is valued at its quoted market price of $7.20 and $7.41 at March 31, 2005 and 2004, respectively. The Plan's investments in all other common stocks and mutual funds are valued at fair value as determined by quoted market prices. Investments in commingled investment pools are valued at estimated fair value as determined by the Plan Trustee based upon the market prices of the underlying investments. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Net appreciation or depreciation in fair value of investments is determined using the fair value at the beginning of the year or purchase price, if acquired since that date, and is presented in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are reported as earned.

Use of Estimates—The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at March 31, 2005 and 2004, and the reported amounts of changes in net assets available for benefits during the years then ended. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

The Company common stock held by the Plan as of March 31, 2005 has been valued at its quoted market price as of the 2005 financial statement date of $7.20 per share.

Plan Expenses—Plan expenses consisting primarily of fees to the recordkeeper, are expensed when incurred. Certain other expenses are absorbed by the Company.

Benefit Payments—Payments for benefits are recorded when paid.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Also, the Plan Administrator believes the Plan is designed and is currently being operated in accordance with applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain investments of the Plan are shares of mutual funds and a commingled pool fund which are offered by Fidelity Investments, an affiliate of Fidelity Management Trust Company (collectively, Fidelity). Fidelity is the Plan trustee and, therefore, these transactions and the Plan's payment of trustee fees to Fidelity qualify as party-in-interest transactions. The Plan also invests in shares of common stock issued by Compuware Corporation, which qualifies as a party-in-interest investment. Further, participant loan transactions and investments are also party-in-interest transactions.

The 12,555,266 and 13,197,182 shares of Compuware Corporation common stock held by the Plan as of March 31, 2005 and 2004 represent approximately 3.2% and 3.4% of the Company's outstanding shares as of March 31, 2005 and 2004. The Company common stock held by the Plan as of March 31, 2005 and 2004 has been valued at its quoted market price as of the 2005 and 2004 financial statement date of $7.20 and $7.41 per share.

There were no cash dividends paid to the Plan by Compuware Corporation during the plan year ended March 31, 2005. Total depreciation for the Compuware Corporation common stock for the plan year ended March 31, 2005 was $3,896,592. This is included in net depreciation per the Statement of Changes in Net Assets Available for Benefits.

6. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's assets available for benefits are as follows:

	2005	2004
Compuware Corporation Common Stock:		
ESOP* (10,354,766 and 10,949,777 shares, respectively)	$ 74,554,316	$ 81,137,851
401(k) (2,200,500 and 2,247,405 shares, respectively)	15,843,600	16,653,268
Fidelity Equity Income Fund	31,297,271	30,029,005
Fidelity Diversified International Fund	38,236,509	32,253,267
Fidelity Mid-Cap Stock Fund	54,427,774	57,795,379
Fidelity Retirement Money Market Fund	29,496,299	28,266,743
Fidelity U.S Bond Index	26,723,353	26,669,858
Fidelity U.S. Equity Index Commingled Pool	58,318,509	59,108,328

*Nonparticipant directed

7. FUND INFORMATION

Investment income, participant contributions, employer contributions, benefits paid to participants, administrative and other expenses and exchanges are as follows for the years ended March 31, 2005 and 2004:

	Non-Participant Directed			
	Compuware Common Stock ESOP	Compuware Common Stock Loan	Participant Directed	Total
BEGINNING BALANCE—MARCH 31, 2004	$ 86,010,003	$ 534,148	$ 344,196,443	$ 430,740,594
INVESTMENT INCOME	(3,476,803)	32,204	17,482,404	14,037,805
CONTRIBUTIONS:				
Employer				
Employee			30,829,793	30,829,793
Participant rollover			3,189,587	3,189,587
Total contributions		-	34,019,380	34,019,380
BENEFITS PAID TO PARTICIPANTS	7,502,186	37,223	35,896,241	43,435,650
ADMINISTRATIVE AND OTHER EXPENSES			17,882	17,882
EXCHANGES	(476,698)	132,384	344,314	-
ENDING BALANCE—MARCH 31, 2005	$ 74,554,316	$ 661,513	$ 360,128,418	$ 435,344,247
BEGINNING BALANCE—MARCH 31, 2003	$ 40,077,477	$ 582,045	$ 249,050,026	$ 289,709,548
INVESTMENT INCOME	45,783,636	35,534	85,992,084	131,811,254
CONTRIBUTIONS:				
Employer	4,872,152			4,872,152
Employee			32,859,082	32,859,082
Participant rollover			1,601,591	1,601,591
Total contributions	4,872,152	-	34,460,673	39,332,825
BENEFITS PAID TO PARTICIPANTS	4,433,890	7,512	25,658,451	30,099,853
ADMINISTRATIVE AND OTHER EXPENSES			13,180	13,180
EXCHANGES	(289,372)	(75,919)	365,291	-
ENDING BALANCE—MARCH 31, 2004	$ 86,010,003	$ 534,148	$ 344,196,443	$ 430,740,594

*****

SUPPLEMENTAL SCHEDULE

COMPUWARE CORPORATION ESOP/401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2005

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value (in Shares)	Cost	Current Value
*	Compuware Corporation	Common Stock Fund; 12,555,266 units	$ 73,238,589	$ 90,397,917
*	Fidelity	Equity Income Fund; 610,559 units	30,880,273	31,297,271
*	Fidelity	Diversified International Fund; 1,333,212 units	28,638,135	38,236,509
*	Fidelity	Dividend Growth Fund; 534,817 units	14,274,206	14,589,816
*	Fidelity	Mid-Cap Stock Fund; 2,407,243 units	49,125,955	54,427,774
	American Funds	Growth Fund of America - Class A Fund; 254,234 units	6,078,300	6,833,798
*	Fidelity	Retirement Money - Market Fund; 29,496,299 units	29,496,299	29,496,299
*	Fidelity	U.S. Bond Index Fund; 2,433,821 units	26,538,363	26,723,353
*	Fidelity	Institutional Short - Intermediate Government Fund; 434,957 units	4,169,438	4,153,843
	Janus	Worldwide Fund; 212,203 units	10,867,988	8,732,183
	Domini	Social Equity Fund; 17,707 units	468,983	497,927
	PIMCO	Foreign Bond Index Fund; 268,160 units	2,817,162	2,831,771
	Laudus Rosenberg	U.S. Small Capitalization Fund; 457,820 units	6,018,343	6,180,567
	Nicholas Applegate	High Yield Bond Fund; 516,495 units	5,231,013	5,185,606
	Janus	Twenty Fund; 429,580 units	20,622,177	17,861,936
	MSIFT	Mid-Cap Growth Fund; 510,645 units	11,506,186	10,233,322
	Managers	Special Equity Fund; 51,150 units	3,663,758	4,458,735
	Columbia Funds	Real Estate Equity Fund; 283,023 units	6,435,750	7,041,601
	Lord Abbett	Mid-Cap Value Fund; 626,736 units	11,763,227	13,838,321
*	Fidelity	U.S. Equity Index Commingled Pool Fund; 1,592,967 units	52,155,218	58,318,509
	American Funds	New Perspective R5 Fund; 5,706 units	157,536	154,738
*	Participants	Loans to participants (interest rates of 5% to 10.75%)		3,837,262
	Total assets held for investment purposes			$ 435,329,058

* Party-in-interest